Exhibit 99.1

Unaudited Interim Report

for the three-month period ended

31 March 2011

The following is a review of our financial condition and results of operations as of 31 March 2011 and for the three-month periods ended 31 March 2011 and 2010, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” of our Annual Report on Form 20-F for the year ended 31 December 2010 filed with the SEC on 13 April 2011 (“2010 Annual Report”) for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our 2010 Annual Report for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2010 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2011 and for the three-month periods ended 31 March 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2011 and for the three-month periods ended 31 March 2011 and 2010. The reported numbers as of 31 March 2011 and for the three-month periods ended 31 March 2011 and 2010 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month periods ended 31 March 2011 and 2010 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske® and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2010, we employed approximately 114,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Results of Operations for the Three-Month Period Ended 31 March 2011 Compared to Three-Month Period Ended 31 March 2010

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2011 and 2010.

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	91,445	91,831	(0.4)%
Revenue	9,003	8,327	8.1%
Cost of sales	(3,899)	(3,718)	(4.9)%
Gross profit	5,104	4,609	10.7%
Distribution expenses	(777)	(656)	(18.4)%
Sales and marketing expenses	(1,157)	(1,066)	(8.5)%
Administrative expenses	(520)	(503)	(3.4)%
Other operating income/expenses	105	86	22.1%
Exceptional items	(41)	(46)	10.9%
Profit from operations	2,714	2,424	12.0%

EBITDA, as defined(2)	3,400	3,059	11.1%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Change
	(thousand hectoliters)		(%)(1)
North America	29,694	30,745	(3.4)%
Latin America North	29,119	29,426	(1.0)%
Latin America South	9,534	9,193	3.7%
Western Europe	6,553	6,528	0.4%
Central & Eastern Europe	4,785	4,531	5.6%
Asia Pacific	10,199	9,783	4.3%
Global Export & Holding Companies	1,562	1,625	(3.9)%

Total	91,445	91,831	(0.4)%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2011 decreased 0.4 million hectoliters, or 0.4%, to 91.4 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2010.

The results for the three-month period ended 31 March 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011.

•

The 2010 acquisitions and disposals include the acquisition of certain distribution rights in the United States and the transaction entered into between AmBev and Cerveceria Regional S.A in Venezuela. The 2011 acquisitions include the acquisition of Liaoning Dalian Daxue Brewery Co., Ltd (“Daxue Brewery”) in China. Furthermore, the 2011 volumes are impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS Capital Partners, L.P.

following the disposal of InBev USA in 2009. These transactions did not materially affect our net volumes for the three-month period ended 31 March 2011 compared to the three-month period ended 31 March 2010.

Our own beer volumes decreased by 0.1% in the three-month period ended 31 March 2011 compared to our volumes for the three-month period ended 31 March 2010. Beer volumes grew in all zones except in North America, while non-beer volumes declined 1.6% compared to our volumes for the three-month period ended 31 March 2010. Our Focus Brand volumes grew by 0.5%, led by Harbin and Budweiser in China, Antarctica in Brazil, Klinskoye and Budweiser in Russia and Stella Artois in the United States. For the three-month period ended 31 March 2011, Focus Brands represented approximately 70% of our total beer volume.

North America

In the three-month period ended 31 March 2011, our volumes in North America declined by 1.0 million hectoliters or 3.4% compared to the three-month period ended 31 March 2010. Shipment volumes in the United States declined 3.3% with domestic United States beer sales-to-retailers adjusted for the number of selling days decreasing 2.2% for the three-month period ended 31 March 2011 compared to 31 March 2010.

In the United States, high levels of unemployment, especially amongst core consumers, continued to affect overall beer industry volumes. We estimate market share declined by approximately 60 bp in the first quarter of 2011 driven primarily by losses in the sub-premium segment and in our non-Focus Brands after our decision to rebalance our portfolio. We also lost share with Budweiser but the rate of decline of this brand continued to decelerate. We estimate we gained share with the Bud Light mega brand, Michelob Ultra and in the high end, led by Stella Artois. In Canada, our beer volumes fell 6.1 % during the three-month period ended 31 March 2011 mainly due to an industry decline estimated at 5.8%, partly attributable to the benefit of the Winter Olympics in 2010 but also due to a particularly weak March with sales being moved into April as a result of the timing of Easter in 2011. Share of volume in Canada has been stable since the second quarter of 2010.

Latin America North

In the three-month period ended 31 March 2011, our volumes in the Latin America North zone declined by 0.3 million hectoliters, or 1.0%, compared to the same period of 2010. Excluding the transaction related to Venezuela described above our total volumes would have decreased by 0.4%, with beer volume growth of 0.6% and soft drink decline of 3.3% on the same basis. In Brazil, beer volume growth was 0.2% in the first quarter of 2011, impacted by extensive flooding in some regions at the start of the year and also due to the difficult comparisons with the strong growth experienced during the first quarters of 2010 and 2009, when beer volumes grew by 15.9% and 7.6%, respectively. We estimate our beer market share fell by approximately 100 bp in the first quarter of 2011, driven by our price adjustments implemented in the last quarter of 2010 which increased the gap to our competitors.

Latin America South

Latin America South volumes for the three-month period ended 31 March 2011 increased by 0.3 million hectoliters, or 3.7%, with beer volumes and non-beer volumes increasing 4.4% and 2.5% respectively, compared to the same period of 2010. Beer volumes in Argentina grew 5.0% in the three-month period ended 31 March 2011 compared to 31 March 2010 as a result of a strong industry performance as well as market share gains. The premium segment continued to expand with Stella Artois growing by 14.7% and gaining market share.

Western Europe

Our volumes, including subcontracted volumes, for the three-month period ended 31 March 2011 grew by 0.03 million hectoliters, or 0.4%, compared to the three-month period ended 31 March 2010. Own beer volume for the three-month period ended 31 March 2011 grew 2.6%. All countries in the Western Europe Zone grew market share in the first quarter of 2011.

In Belgium, own beer volume grew 7.4% in the three-month period ended 31 March 2011, compared to a decline of 9.4% in the first quarter of 2010 when sales were disrupted by social actions. In Germany, own beer volumes increased 0.9% in the three-month period ended 31 March 2011 driven by market share gains and a milder winter than last year, although the industry remained very competitive. In the United Kingdom, own beer volumes declined 1.1% in the three-month period ended 31 March 2011 with the timing of a late Easter impacting the industry compared to the same period in 2010. However, in the United Kingdom, our Focus Brands Budweiser, Beck’s and Stella Artois all outperformed the industry and delivered market share gains.

Central & Eastern Europe

Our volumes for the three-month period ended 31 March 2011 increased by 0.3 million hectoliters, or 5.6%, compared to the same period of 2010. In Russia, beer volumes increased 4.1% for the three-month period ended 31 March 2011 as compared to a weak performance in the first quarter of the previous year following the 200% excise tax increase in January 2010. Bud continued to perform well and reached a market share of 0.6% less than a year after its initial launch. In addition, our Focus Brand Klinskoye, grew 17.3% in the first quarter of 2011 supported by enhanced media campaigns. In Ukraine, beer volumes grew by 8.0% for the three-month period ended 31 March

2011 on the back of a better industry performance, although market share for the quarter remained below the previous year.

Asia Pacific

For the three-month period ended 31 March 2011, our volumes grew 0.4 million hectoliters, or 4.3%, compared to the same period in 2010. Excluding the acquisition described above, our total volume would have increased by 2.8%. In China, our Focus Brands, driven by Budweiser and Harbin, grew by 7.4%, consistent with our Focus Brand strategy. The growth of our Focus Brand in the first quarter of 2011 was influenced by the trade build-up in the previous quarter in anticipation of the Chinese New Year. In the six months to March 2011, our total Focus Brands volume grew 15.0%.

Global Export & Holding Companies

For the three-month period ended 31 March 2011, Global Export & Holding Companies volume declined 0.06 million hectoliters, or 3.9%, compared to the same period in 2010. The volume decrease was partially offset by a transfer of activities from North America. Excluding this transfer, volumes would have declined by 5.2%.

Revenue

The following table reflects changes in revenue across our business zones for the three-month period ended 31 March 2011 as compared to our revenue for the three-month period ended 31 March 2010.

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Change
	(USD million)		(%)(1)
North America	3,543	3,558	(0.4)%
Latin America North	2,831	2,391	18.4%
Latin America South	695	576	20.7%
Western Europe	834	850	(1.9)%
Central & Eastern Europe	303	244	24.2%
Asia Pacific	447	373	19.8%
Global Export & Holding Companies	351	335	4.8%

Total	9,003	8,327	8.1%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 9,003 million for the three-month period ended 31 March 2011. This represented an increase of 8.1% as compared to our consolidated revenue for the three-month period ended 31 March 2010 of USD 8,327 million. The results for the three-month period ended 31 March 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 acquisitions and disposals include the acquisition of certain distribution rights in the United States, the transaction entered into between AmBev and Cerveceria Regional S.A in Venezuela and the disposal of certain non-core assets in the United States (collectively the “2010 acquisitions and disposals”). The 2011 acquisitions include the acquisition of Daxue Brewery in China. Furthermore, the 2011 volumes are impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS following the disposal of InBev USA in 2009 (collectively the “2011 acquisitions and disposals” and together with the 2010 acquisitions and disposals, the “2010 and 2011 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 34 million (net) for the three-month period ended 31 March 2011 compared to the three-month period ended 31 March 2010.

•

Our consolidated revenue for the three-month period ended 31 March 2011 also reflects a favorable currency translation impact of USD 243 million mainly arising from currency translation effects in Latin America North, North America (Canada) and Asia Pacific.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our revenue would have increased 5.6% for the three-month period ended 31 March 2011 compared to the three-month period ended 31 March 2010. On the same basis, revenue per hectoliter improved 6.1%. The increase is driven by a continued focus on premiumization of the portfolio and revenue management activities in most operating Zones. Our consolidated revenue for the three-month period ended 31 March 2011 was partly impacted by the developments in volume discussed above.

The main business zones contributing to growth in our consolidated revenues were Latin America North, driven by price adjustments throughout the Zone implemented by the end of 2010, higher direct distribution and flat excise taxes in Brazil and Latin America South as a result of a strong industry performance as well as market share gains in Argentina.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the three-month period ended 31 March 2011 as compared to the three-month period ended 31 March 2010:

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Change
	(USD million)		(%)(1)
North America	(1,618)	(1,683)	3.9%
Latin America North	(908)	(762)	(19.2)%
Latin America South	(253)	(209)	(21.1)%
Western Europe	(396)	(417)	5.0%
Central & Eastern Europe	(183)	(160)	(14.4)%
Asia Pacific	(264)	(216)	(22.2)%
Global Export & Holding Companies	(278)	(271)	(2.6)%

Total	(3,899)	(3,718)	(4.9)%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 3,899 million for the three-month period ended 31 March 2011. This represented an increase of USD 181 million, or 4.9%, compared to our consolidated cost of sales for the three-month period ended 31 March 2010. The results for the three-month period ended 31 March 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 17 million (net) for the three-month period ended 31 March 2011 compared to the three-month period ended 31 March 2010.

•

Our consolidated cost of sales for the three-month period ended 31 March 2011 also reflects a negative currency translation impact of USD 78 million mainly arising from currency translation effects in Latin America North, North America (Canada) and Asia Pacific.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our cost of sales would have increased by 3.3% or 3.7% on a per hl basis as compared to the three-month period ended 31 March 2010. Cost of sales per hectoliter increased primarily as Latin America North, Latin America South and Asia Pacific faced higher costs than in the previous year. In Latin America North cost of sales were mainly impacted by higher malt, adjunct and aluminum prices, higher costs for imported cans, partly offset by favorable currency rates. In Latin America South, higher cost of sales was mainly driven by labor cost increases above inflation.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2011 as compared to the three-month period ended 31 March 2010. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2011 were USD 2,349 million, representing an increase of USD 210 million, or 9.8% compared to our operating expenses for the same period 2010.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the three-month period ended 31 March 2011 as compared to the three-month period ended 31 March 2010:

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Change
	(USD million)		(%)(1)
North America	(188)	(176)	(6.8)%
Latin America North	(323)	(257)	(25.7)%
Latin America South	(59)	(45)	(31.1)%
Western Europe	(96)	(95)	(1.1)%
Central & Eastern Europe	(46)	(33)	(39.4)%
Asia Pacific	(33)	(26)	(26.9)%
Global Export & Holding Companies	(32)	(24)	(33.3)%

Total	(777)	(656)	(18.4)%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 777 million for the three-month period ended 31 March 2011. This represented an increase of USD 121 million, or 18.4%, as compared to the three-month period ended 31 March 2010. The results for the three-month period ended 31 March 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated distribution expenses by USD 4 million (net) for the three-month period ended 31 March 2011 compared to the three-month period ended 31 March 2010.

•	Our consolidated distribution expenses for the three-month period ended 31 March 2011 also reflect a negative currency translation impact of USD 29 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have been 14.6% resulting primarily from Latin America North, where the temporary transfer of products between geographies in advance of new capacity coming on stream, and increased direct distribution; Latin America South, due to labor costs increases ahead of inflation; and Central & Eastern Europe, led by higher transport tariffs in Russia and Ukraine which came into effect in the third quarter of 2010.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating overhead costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), global and local sponsorships, events, surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the three-month period ended 31 March 2011 as compared to the three-month period ended 31 March 2010:

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Change
	(USD million)		(%)(1)
North America	(384)	(370)	(3.8)%
Latin America North	(303)	(275)	(10.2)%
Latin America South	(69)	(57)	(21.1)%
Western Europe	(159)	(164)	3.0%
Central & Eastern Europe	(92)	(65)	(41.5)%
Asia Pacific	(106)	(92)	(15.2)%
Global Export & Holding Companies	(44)	(43)	(2.3)%

Total	(1,157)	(1,066)	(8.5)%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 1,157 million for the three-month period ended 31 March 2011. This represented an increase of USD 91 million, or 8.5%, as compared to our sales and marketing expenses for the three-month period ended 31 March 2010. The results for the three-month period ended 31 March 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated sales and marketing expenses by USD 6 million (net) for the three-month period ended 31 March 2011 compared to the three-month period ended 31 March 2010.

•	Our consolidated sales and marketing expenses for the three-month period ended 31 March 2011 also reflect a negative currency translation impact of USD 27 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation and the conversion in 2011 of certain sales expenses into discount programs in Asia Pacific, our overall sales and marketing expenses for the three-month period ended 31 March 2011 would have increased 4.8%, with higher investments behind our brands in most zones. These higher investments were partially offset by reductions in “non-working money” (that is, expenses that do not directly impact revenue, sales volumes or beer value since they are not directly visible to consumers).

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the three-month period ended 31 March 2011 as compared to the three-month period ended 31 March 2010:

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Change
	(USD million)		(%)(1)
North America	(138)	(145)	4.8%
Latin America North	(146)	(135)	(8.1)%
Latin America South	(20)	(17)	(17.6)%
Western Europe	(77)	(79)	2.5%
Central & Eastern Europe	(26)	(25)	(4.0)%
Asia Pacific	(41)	(30)	(36.7)%
Global Export & Holding Companies	(73)	(72)	(1.4)%

Total	(520)	(503)	(3.4)%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 520 million for the three-month period ended 31 March 2011. This represented an increase of USD 17 million, or 3.4%, as compared to our consolidated administrative expenses for the three-month period ended 31 March 2010. The results for the three-month period ended 31 March 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011. These acquisitions and disposals include the following:

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated administrative expenses by USD 3 million (net) for the three-month period ended 31 March 2011 compared to the three-month period ended 31 March 2011.

•	Our consolidated administrative expenses for the three-month period ended 31 March 2011 also reflect a negative currency translation impact of USD 12 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have increased by 1.8%.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the three-month period ended 31 March 2011 as compared to the three-month period ended 31 March 2010:

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Change
	(USD million)		(%)(1)
North America	6	13	(53.8)%
Latin America North	83	56	48.2%
Latin America South	(3)	(4)	25.0%
Western Europe	5	8	(37.5)%
Central & Eastern Europe	—	—	—
Asia Pacific	4	3	33.3%
Global Export & Holding Companies	11	10	10.0%

Total	105	86	22.1%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the three-month period ended 31 March 2011 was USD 105 million. This represented an increase of USD 19 million, or 22.1%, compared to the three-month period ended 31 March 2010. The results for the three-month period ended 31 March 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above negatively impacted our consolidated other operating income and expenses by USD 1 million (net) for the three-month period ended 31 March 2011 compared to the three-month period ended 31 March 2010.

•	Our consolidated other operating income/expenses for the three-month period ended 31 March 2011 also reflect a positive currency translation impact of USD 7 million.

Excluding the effects of these business acquisitions and disposals and the currency translation effects, other operating income would have increased USD 13 million for the three-month period ended 31 March 2011 as compared to the same period in 2010.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance.

For the three-month period ended 31 March 2011, exceptional items consisted of restructuring charges, business and asset disposals, and acquisition costs of business combinations. Exceptional items were as follows for the three-month periods ended 31 March 2011 and 2010:

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010
	(USD million)
Restructuring (including impairment losses)	(39)	(95)
Business and asset disposal (including impairment losses)	(1)	49
Acquisition costs business combinations	(1)	—

Total	(41)	(46)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 39 million for the three-month period ended 31 March 2011 as compared to a net cost of USD 95 million for the three-month period ended 31 March 2010. The 2011 charges are primarily related to the closure of the Manitowoc Malt Plant in the United States and organizational alignments and outsourcing activities in North America, Latin America South and Western Europe in order to eliminate overlapping or duplicative processes and activities across functions and zones and are intended to provide us with a lower cost base, a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net cost of USD 1 million for the three-month period ended 31 March 2011 compared to a net benefit of USD 49 million for the same period in 2010. For the three-month period ended 31 March 2011, the balance reflects adjustments of accruals and provisions relating to divestures of previous years.

Acquisition costs business combinations

Acquisition costs of USD 1 million for the three-month period ended 31 March 2011 relate to the acquisition of Daxue brewery on 28 February 2011.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the three-month period ended 31 March 2011 as compared to the three-month period ended 31 March 2010:

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Change
	(USD million)		(%)(1)
North America	1,184	1,123	5.4%
Latin America North	1,233	1,018	21.1%
Latin America South	292	241	21.2%
Western Europe	110	89	23.6%
Central & Eastern Europe	(46)	(39)	(17.9)%
Asia Pacific	6	13	(53.8)%
Global Export & Holding Companies	(64)	(20)	—

Total	2,714	2,424	12.0%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations increased to USD 2,714 million for the three-month period ended 31 March 2011. This represented an increase of USD 290 million, or 12.0%, as compared to our profit from operations for the three-month period ended 31 March 2010. The results for the three-month period ended 31 March 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011, currency translation effects and the effects of certain exceptional items as described above.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2011 as compared to the three-month period ended 31 March 2010:

	Three-month period ended 31 March 2011	Three-month period ended 31 March 2010	Change
	(USD million)		(%)(1)
Profit	1,471	844	74.3%
Net finance cost	926	1,319	29.8%
Income tax expense	427	356	(19.9)%
Share of result of associates	(110)	(95)	15.8%

Profit from operations	2,714	2,424	12.0%
Depreciation, amortization and impairment	686	635	(8.0)%

EBITDA, as defined(2)	3,400	3,059	11.1%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2010 Compared to Year Ended 31 December 2009—EBITDA, as defined” of our 2010 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, increased to USD 3,400 million for the three-month period ended 31 March 2011. This represented an increase of USD 341 million, or 11.1%, as compared to our EBITDA, as defined, for the three-month period ended 31 March 2010. The results for the three-month period ended 31 March 2011 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2010 and 2011 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 8 million (before impairment losses) of certain exceptional items in the three-month period ended 31 March 2011, as compared to a negative impact of USD 27 million during the three-month period ended 31 March 2010. See “—Exceptional Items” above for a description of the exceptional items during the three-month periods ended 31 March 2011 and 2010.

Net Finance Cost

Our net finance cost for the three-month period ended 31 March 2011 was USD 926 million, as compared to USD 1,319 million for the three-month period ended 31 March 2010, or a decrease of USD 393 million.

Net finance cost for the three-month period ended 31 March 2011 included exceptional finance costs of USD 168 million resulting from incremental accretion expenses of USD 12 million and a USD 156 million one-time, mark-to-market adjustment as certain interest rate swaps hedging borrowings under our 2010 senior bank facilities became ineffective as a result of the partial repayment and refinancing of these facilities. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over the period from 2011 through 2014. For the three-month period ended 31 March 2010, exceptional finance costs were USD 419 million.

Excluding these exceptional finance costs, net finance costs decreased by USD 142 million to USD 758 million for the three-month period ended 31 March 2011 compared to the same period in 2010 mainly due to lower net interest charges as a result of reduced net debt levels. Other financial results for the three-month period ended 31 March 2011 amount to USD 60 million (compared to USD 146 million for the three-month period ended 31 March 2010) and were driven by unrealized losses from derivative contracts to hedge risks associated with different share based compensation programs and the payment of bank fees and taxes on financial transactions in the normal course of business. Approximately 35% of our debt is denominated in currencies other than the US dollar, principally the Brazilian real and the euro. The weakening of the dollar in relation to these currencies in the recent past negatively impacted the absolute level of our debt and therefore our interest expenses, although the movements in the exchange rates had a positive effect on our EBITDA, as defined.

Share of result of associates

Our share of result of associates for the three-month period ended 31 March 2011 was USD 110 million as compared to USD 95 million for the three-month period ended 31 March 2010, attributable to the results of our investment in Grupo Modelo in Mexico.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2011 amounted to USD 427 million, with an effective tax rate of 23.9% (as compared to 32.1% for the three-month period ended 31 March

2010). The decrease in our effective tax rate for the three-month period ended 31 March 2011 resulted from shifts in profit mix between countries with lower marginal tax rates compared to the mix in the first quarter of 2010. We continue to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brasil S.A. and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 507 million for the three-month period ended 31 March 2011, an increase of USD 138 million from USD 369 million for the three-month period ended 31 March 2010, as a result of the strong performance of AmBev as well as currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2011 was USD 964 million with basic earnings per share of USD 0.61, based on 1,593 million shares outstanding, representing the weighted average number of shares outstanding during the three-month period ended 31 March 2011. Excluding the exceptional items discussed above, profit attributable to our equity holders for the three-month period ended 31 March 2011 would have been USD 1,156 million and basic earnings per share would have been USD 0.73.

Outlook

Our outlook for 2011 remains essentially unchanged from the one we provided in our results for the year ended December 31, 2010 filed on Form 6-K with the SEC on 3 March 2011.

We plan to increase our sales and marketing investments by mid to high single digits in 2011, putting us in an even stronger position to fully benefit from economic recovery, market by market.

We believe that our continuous investments behind our brands, coupled with revenue management discipline and improved brand mix, should allow us to deliver revenue per hl growth ahead of inflation.

We are expecting Cost of Sales per hl to increase by low single digits in 2011 on a constant geographic basis. Global commodity cost increases should be mitigated through our hedging strategy, procurement savings and further efficiency gains in our operations.

While short term distribution expenses are being impacted by the expansion in Brazil and by increased costs in Latin America South and Central & Eastern Europe, we expect that our 2011 distribution expenses per hl will increase by mid single digits.

We delivered USD 75 million in Anheuser-Busch integration synergies this quarter and remain on track to deliver at least the USD 270 million of synergies in 2011 required to bring the total synergies to our commitment of USD 2.25 billion.

For the full year 2011, we expect the average coupon on net debt to be between 6.0-6.5%.

We will continue to invest in building capacity to meet demand in key growth markets and to drive our commercial innovation pipeline. Consequently, we expect 2011 net capital expenditures to be between USD 2.7 billion and USD 2.9 billion, as compared to USD 2.1 billion in 2010.

Approximately 35% of our debt is denominated in currencies other than the US dollar, principally the Brazilian real and the Euro. The weakening of the dollar in relation to these currencies in recent weeks is negatively impacting the absolute level of our debt and interest expense, although the movements in exchange rates have a positive effect on our EBITDA, as defined. We remain fully committed to deleveraging and expect to reach our net debt to EBITDA target ratio of 2.0x during the course of 2012.

Recent Developments

On 20 April 2011, we received a dividend of 4.73 billion Mexican pesos (approximately USD 400 million) from our participation in Grupo Modelo. We hold a 35.3% direct interest in Grupo Modelo, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing us with, directly and indirectly, a 50.2% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo.